September 23, 2014	Paul D. Chestovich Direct Phone: 612-672-8305 Direct Fax: 612-642-8305 paul.chestovich@maslon.com

VIA EDGAR

Ms. Maryse Mills-Epenteng
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Creative Realities, Inc. f/k/a Wireless Ronin Technologies, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C
Filed on September 12, 2014 File No. 001-33169

Dear Ms. Mills-Epenteng:

This letter will respond on behalf of the Company to your comment letter dated September 19, 2014 (the “Comment Letter”) with respect to the above-referenced document filed by the Company (the “Schedule 14C”) with the Securities and Exchange Commission (the “Commission”).  To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which has been numbered to correspond to your Comment Letter.  Contemporaneously with the submission of this letter, the Company is filing an Amendment to the Schedule 14C with the Commission (the “Amendment”).

General

1.
We note that you filed a Form 8-K on September 17, 2014 to announce that the Company’s name had been changed from “Wireless Ronin Technologies, Inc.” to “Creative Realities, Inc.”  As a registrant subject to Section 12(g) of the Exchange Act, please explain why you believe a proxy or information statement in connection with the Company’s name change was not required.  Alternatively, please revise your preliminary information statement to include a discussion of the Company’s name change pursuant to Item 19 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

RESPONSE:  Pursuant to Section 302A.135, Subdivision 7 of the Minnesota Business Corporations Act and the governing documents of the Company, the Company may effect a name change without obtaining shareholder approval.

Ms. Maryse Mills-Epenteng
Special Counsel
United States Securities and Exchange Commission

Sole Proposal – Amendment to the Articles of Incorporation to Increase the Number of Authorized Capital Shares, page 2

2.
You disclose that your authorized share capital is composed of 66,667,000 shares, of which 50,000,000 shares are authorized for issuance as common stock and 16,667,000 shares are authorized for issuance as preferred stock.  However, according to the Form 8-K and the amendment to your articles of incorporation filed on November 30, 2012, it appears that you effected a 5-for-1 reverse stock split, which reduced your authorized share capital to 26,666,666 shares, comprised of 16,666,666 shares of preferred stock and 10,000,000 shares of common stock.  Please advise.

RESPONSE:  Pursuant to the Form 8-K filed by the Company with the Commission on June 12, 2013, the Company’s shareholders approved an amendment to the Articles of Incorporation that increased the total authorized shares of the Company to 66,666,666, consisting of 16,666,666 shares of preferred stock and 50,000,000 shares of common stock.  Enclosed herewith as Exhibit A are the Articles of Amendment to Articles of Incorporation of the Company, effective June 12, 2013, as certified by the Minnesota Secretary of State.

Pages 1 and 2 of Schedule 14C and the Notice of Special Meeting of Shareholders of the Company have been revised to change all references to (i) 66,667,000 total shares of authorized capital to 66,666,666 total shares of authorized capital, and (ii) 16,667,000 shares of preferred stock to 16,666,666 shares of preferred stock.

Preferred Stock, page 3

3.
Please tell us in your response letter whether you presently have any plans, proposals or arrangements to issue any of the newly-available shares of preferred stock for any purpose, including future acquisitions and/or financings.  If not, please revise your disclosure to state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly-available shares of preferred stock.

RESPONSE:  Page 3 of Schedule 14C has been revised to clarify that the Company currently does not have any plans, proposals or arrangements, written or otherwise, to issue any of the newly available shares of preferred stock for any purpose, including future acquisitions and/or financings.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at (612) 672-8305.

Regards, /s/ Paul D. Chestovich, Esq Paul D. Chestovich, Esq.

cc:           Mr. Paul Price
Mr. John Walpuck

Ms. Maryse Mills-Epenteng
Special Counsel
United States Securities and Exchange Commission

EXHIBIT A
ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF
WIRELESS RONIN TECHNOLOGIES, INC.

67685950007

11B-974

DC Chgshares

The undersigned officer of Wireless Ronin Technologies, Inc., a Minnesota corporation (the "Corporation") with the purpose of amending the Corporation's Articles of Incorporation under the provisions of Minnesota Statutes Sections 302A.135 and 302A.139, hereby certifies that:

1. The name of the Corporation is Wireless Ronin Technologies, Inc.

2. The following amended Article 3 of the Articles of Incorporation of the Corporation has been adopted by the shareholders of the Corporation:

ARTICLE 3

Authorized Shares: The total authorized shares of all classes which the Corporation shall have authority to issue is 66,666,666, consisting of: 16,666,666 shares of preferred stock of the par value of one cent ($0.01) per share (hereinafter the "preferred shares"); and 50,000,000 shares of common stock of the par value of one cent ($0.01) per share (hereinafter the "common shares").

3.1 The Board of Directors of the Corporation (hereinafter referred to as the "Board of Directors" or "Board") may, from time to time, establish by resolution, different classes or series of preferred shares and may fix the rights and preferences of said shares in any class or series. Specifically, preferred shares of the Corporation may be issued from time to time in one or more series, each of which series shall have such designation or title and such number of shares as shall be fixed by resolution of the Board of Directors prior to the issuance thereof. Each such series of preferred shares shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issuance of such series of preferred shares as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in the Board.

3.2 Except as provided or required by law, or as provided in the resolution or resolutions of the Board of Directors creating any series of preferred shares, the common shares shall have the exclusive right to vote, on a noncumulative basis, for the election and removal of directors and for all other purposes. Unless otherwise provided by resolution or resolutions of the

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Ms. Maryse Mills-Epenteng
Special Counsel
United States Securities and Exchange Commission

Board of Directors, each holder of common shares shall be entitled to one vote for each share held.

3.3 The Board of Directors shall have the authority to issue shares of a class or series, shares of which may then be outstanding, to holders of shares of another class or series to effectuate share dividends, splits, or conversion of its outstanding shares.

3.4 The Board of Directors is authorized to accept and reject subscriptions for and to dispose of authorized shares of the Corporation, including the granting of stock options, warrants and other rights to purchase shares, without action by the shareholders and upon such terms and conditions as may be deemed advisable by the Board of Directors in the exercise of its discretion, except as otherwise limited by law.

3.5 The Board of Directors is authorized to issue, sell or otherwise dispose of bonds, debentures, certificates of indebtedness and other securities, including those convertible into shares of stock, without action by the shareholders and for such consideration and upon such terms and conditions as may be deemed advisable by the Board of Directors in the exercise of its discretion, except as otherwise limited by law.

3. The amendment has been approved pursuant to Minnesota Statutes Chapter 302A. I certify that I am authorized to execute this amendment and I further certify that I understand that by signing this amendment, I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this amendment under oath.

June 12, 2013

WIRELESS RONIN TECHNOLOGIES, INC.

By: [signature]

Name: Scott N. Ross

Title: Senior Vice President, General Counsel and Secretary

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED

JUN 12 2013

Mark Ritchie
Secretary of State

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Ms. Maryse Mills-Epenteng
Special Counsel
United States Securities and Exchange Commission